A2Z Smart Technologies Appoints Additional Director to Comply with NASDAQ Listing Requirements

TEL AVIV, ISRAEL / ACCESSWIRE / February 19, 2021 A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV:AZ)(OTCQB: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce the appointment of Mr. Yonatan de Jongh to the board of directors of the Company in order to comply with NASDAQ listing requirements (see our news announcement dated December 16, 2020). The nomination of Mr. De Jongh is effective immediately.

Mr. De Jongh currently serves as a senior manager for Revenues and Billing at DraftKings, a Sports Betting Solutions & iGaming Platform where he was responsible for the billing cycle, revenue recognition, revenue analysis as well tax reporting.

Prior to that he held the position of Billing Operation and Revenue senior analyst at Kenshoo, a global leader in agile marketing where he was responsible for the billing cycle and compliance with regulatory requirements.

Mr. De Jongh began hs career Ernst & Young (Israel) where he worked for six years and gained experience in auditing public and private industrial, retail and holding companies, real estate companies and non-profit organizations many of which implement IFRS.

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The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.